news release

Zi Corporation Reports 2007 First Quarter Results

CALGARY, AB, May 11, 2007 – Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today reported results for its first quarter ended March 31, 2007. The 2007 first quarter was highlighted by a year-to-year decline in net loss, reduced operating expenses, strengthening of the Company’s balance sheet, participation in major industry trade shows, new product introductions and the settlement of a longstanding dispute with a major shareholder. Unless otherwise indicated, all monetary amounts in this news release are in U.S. dollars.

Revenue from continuing operations in the 2007 first quarter was $2.6 million, compared to $3.1 million in the 2006 first quarter. The year-to-year decrease in revenue in the 2007 first quarter was due in large part to a one-time software license fee being recognized in last year’s first quarter from the licensing of the Company’s software to a leading developer and manufacturer of electronic video game consoles. Sequentially, revenues in the 2007 first quarter reflected the seasonal effect of royalty fees being higher in the fourth quarter of last year due to increased sales of handsets by the Company’s customers during the holiday season, which is typical in the industry.

Net loss from continuing operations for this year’s first quarter was $1.6 million, or a basic and diluted loss per share of $0.03, compared to net loss from continuing operations of $1.8 million, or a basic and diluted loss per share of $0.04 in the 2006 first quarter.

Net loss for the 2007 first quarter was $1.0 million, or $0.02 loss per basic and diluted share, compared to $2.3 million, or a basic and diluted loss per share of $0.05 for the comparable prior year period. Net loss in the 2007 first quarter included a $0.6 million gain on the disposal of discontinued operations, resulting from the sale of the Company’s minority interest in privately-held Archer Education Group, Inc. ("Archer"). In the first quarter of 2006, Zi recorded a $0.5 million loss, which has been reclassified in the 2007 comparative results as a loss from discontinued operations of Archer.

Zi President and Chief Executive Officer Milos Djokovic said that excluding the effects of quarter-to-quarter seasonality and the large one-time license fee recorded in last year’s first quarter, the Company’s revenues remained stable. "During this year’s first quarter we worked on optimizing costs and increasing our financial resources while our marketing and sales department focused on increasing revenues from all products, with special emphasis on our search and discovery engine, Qix™," Djokovic said.

"A number of important events have occurred during the first three months of this year that will help shape the future course of Zi, including the settlement agreement for the Lancer entities," Djokovic added. "We raised more than $5.6 million in net proceeds in a private placement and sold our minority interest in Archer for more than $0.6 million. The proceeds from both of these transactions strengthen our balance sheet and provide us with resources that will help us achieve our revenue and profit goals. Our marketing of Qix to wireless operators is producing a number of near-term and longer-term opportunities for licensing deals, and T-Mobile has made progress in its rollout of Qix on the Nokia N70 mobile phones. In addition, our sales team has established new relationships for our predictive text products and Decuma handwriting recognition technology."

Intelligent Interface Solutions

The Company’s balance sheet as of March 31, 2007 showed cash and cash equivalents of $8.1 million, plus $2.5 million that is classified as restricted and not fully available to fund operations outside of China; total assets of $17.1 million; current and total liabilities of $7.7 million; a current ratio of 1.7:1; and shareholders’ equity of $9.4 million.

Since the first of this year, Zi has participated in key industry trade shows where it introduced several new products and announced an important strategic partnership.

In February during the 3GSM World Congress in Barcelona, Zi announced:

  A new version of Qix™, Qix v1.10 for S60, which supports the latest phones available in the market that use the Symbian OS S60 3rd Edition platform. The OS S60 platform is one of the world's leading smartphone platforms, offered on millions of devices and supporting thousands of available mobile applications on the market.

  QixLinks™ and QixLinks Ads™, two radical new developments of the Company’s Qix on-device search and discovery engine, which offer users direct access to portal content and advertisements, driving greater average revenue per user for operators.

  Qix for Windows Mobile5 was released and is now available for operator deployment. According to a report published by RBC Capital Markets, it is expected that 30 million Windows Mobile Smartphones will ship in 2007 around the globe. Zi expects to extend support to Windows Mobile6 by the end of the year.

  At a press conference held in Beijing in late April, Zi made two other important announcements:

  A strategic partnership with MediaTek, Inc., a global leader in consumer and communications integrated circuit solutions, to embed Decuma in MediaTek's platform marketed to handset manufacturers globally. Decuma product performance is designed for entry-level handsets specifically with regard to speed, recognition rate, and memory size. Several key customers are already evaluating the solution and a major People’s Republic of China OEM, Shenzhen Konka Telecommunications Technology Co., Ltd, has been the first to license the technology as integrated.

  A new text input solution for the Chinese language, joyZtick™ version 1.0 ("joyZtick"). joyZtick is a unique Chinese text input solution for mobile electronic devices without a full keypad, such as portable gaming devices, MP3 players, cameras, mobile GPS, mobile phones and more. joyZtick supports major Chinese input methods - Stroke, Pinyin and Zhuyin (Bopomofo) - as well as number and symbol input. joyZtick includes features such as character association to predict whole words and phrases, and learning to adapt to a user's preferred vocabulary. It requires only a five-way joystick or navigation key to enter text, and is designed to integrate with other Zi predictive text products. The product is offered in three regional language databases: PRC Mainland, Hong Kong and Taiwan.

  In addition to the trade-related announcements, Zi also made two other significant announcements since its quarter-end:

  The United States District Court for Western District of Texas issued an Order of Non-Infringement of US Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants. This court action is therefore terminated. The Plaintiff has 30 days to enter an appeal, the likelihood of which is considered to be significant. Zi was not a Defendant in this case but was defending a customer who was. Zi incurred significant legal expense in the defense of this infringement claim.

  Intelligent Interface Solutions

  The settlement agreement between the Receiver of the Lancer Entities and Zi became fully effective. Pursuant to the settlement agreement, the Receiver and the Company agreed to, among other things, immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind.

  Sales, general and administrative ("SG&A") expense for the 2007 first quarter was $2.7 million compared to $2.5 million for the first quarter of 2006 and $3.4 million in the fourth quarter of 2006. The year-over-year increase was due primarily to increased salaries and benefits of $0.2 million as a result of increased head count in the sales department to support the market penetration of Qix, $0.1 million of increased stock-based compensation expense in this year’s first quarter that was previously classified as part of the Company’s product research and development ("PR&D"), and $0.1 million of incremental professional fees relating to the audit by Canada Revenue Agency of Zi’s cross border transactions, offset by, lower bad debts expense of $0.1 million, and lower recruiting and other miscellaneous costs of $0.1 million.

  The Company continues to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software and Qix. PR&D expense, net of capitalized costs, for the 2007 first quarter was $0.5 million compared to $1.0 million in the prior year period. The Company capitalized $0.4 million of PR&D expense in the 2007 first quarter, compared to $0.4 million in the first quarter of 2006.

  Legal costs for the 2007 first quarter were $0.4 million, compared to $0.9 million in last year’s first quarter. The year-over-year decrease in legal expense for the 2007 first quarter was due to decreased activity in the University of Texas ("U of T") action against numerous manufacturers of cell phones, of which one of the remaining defendants is a customer of Zi in the United States. While there was decreased activity in the U of T action against the Company, the litigation was still on going during the first quarter of 2007 and Zi continued to incur expenses related to its defense. Additionally, there were fewer fees incurred as a result of the settlement with the Receiver of the Lancer Entities previously mentioned.

  As a result of the U of T action being terminated and the settlement between Zi and the Receiver, legal expenses are expected to decrease throughout the remainder of 2007, compared to 2006.

Summary of Results of Operations	First Quarter	First Quarter

For the quarters ended March 31	2007	2006
(thousands except per share amounts)
Revenue	$2,631	$3,142
Gross margin	$2,594	$3,049
Net loss	$(988)	$(2,285)
Total assets	$17,125	$18,239
Net loss per share - basic and diluted	$(0.02)	$(0.05)
Outstanding shares, weighted average	46,721	46,273
Outstanding shares, end of period	50,533	46,273

  All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's unaudited interim consolidated financial statements and notes.

  Intelligent Interface Solutions

  Conference Call

  As previously announced, the Company is conducting a conference call to review its financial results today at 11:30 AM EDT (Eastern). The dial-in number for the call in North America is 1-888-968-4556, or 1-973-582-2778 for overseas callers. A live audio webcast and replay of the call can be accessed for 10 days at the Company’s website at www.zicorp.com.

  About Zi Corporation

  Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText for one-touch predictive text entry; eZiType™ for keyboard prediction with auto-correction; Decuma® for predictive pen-input handwriting recognition; and the Qix search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

  This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation, the potential future impact of Qix, the potential and impact of Zi’s relationship with T-Mobile, the impact of Zi’s cost-cutting initiatives and its ability to achieve profitable operations, the reduction in Zi’s legal expenses associated with the dispute with the Lauer funds, Zi’s expected future S,G&A and PR&D expenses that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: competition; the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards, in particular Zi’s Qix product offering; rapid technological and market change; matters affecting Zi Corporation's significant shareholder, including approval of the proposed settlement agreement with such party; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi's ability to manage financial risk; Zi’s ability to successfully perform its license agreements; Zi’s ability to raise capital on terms favourable to it, if at all; the compliance with the terms of the settlement by the court-appointed receiver of the Lancer Management Group and by Zi Corporation; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

  Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Milos Djokovic, Chief Executive Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com

  TABLES FOLLOW

  Intelligent Interface Solutions

  Consolidated Balance Sheets

	March 31,	December 31,
	2007	2006
(All amounts in United States of America dollars except share amounts)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$8,051,047	$1,672,847
Restricted cash	2,484,154	2,160,495
Accounts receivable, net of allowance of $936,731 (2006 - $936,731)	2,127,291	5,785,954
Prepayments and deposits	331,802	599,963
Total current assets	12,994,294	10,219,259
Capital assets - net	853,123	906,094
Intangible assets - net	3,277,984	3,421,717
	$17,125,401	$14,547,070

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	$–	$1,000,000
Accounts payable and accrued liabilities	4,184,558	4,046,022
Deferred revenue	3,397,092	4,478,026
Deferred tax liability	138,945	174,400
Current portion of other long-term liabilities	14,451	30,467
Total current liabilities	7,735,046	9,728,915

Total liabilities	7,735,046	9,728,915

Contingent liabilities, commitments and guarantees

Going concern

Shareholders’ equity
Share capital
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized, 50,532,967 (2006 – 46,688,624) issued and outstanding	114,882,032	110,635,085
Additional paid-in capital	3,187,694	3,101,201
Warrants	1,403,160	–
Accumulated deficit	(109,563,752)	(108,575,499)
Accumulated other comprehensive loss	(518,779)	(342,632)
	9,390,355	4,818,155
	$17,125,401	$14,547,070
See accompanying notes to unaudited consolidated financial statements.

  Intelligent Interface Solutions

  Consolidated Statements of Loss

Three months ended March 31 (unaudited)	2007	2006
(All amounts in United States of America dollars except share amounts)

Revenue	$2,631,010	$3,141,886

Cost of sales	37,330	93,187

Gross margin	2,593,680	3,048,699

Operating expenses

Selling general and administrative	(2,682,120)	(2,452,626)
Litigation and legal	(434,460)	(855,424)
Product research and development	(515,892)	(976,964)
Depreciation and amortization	(473,033)	(313,722)
Operating loss from continuing operations before undernoted	(1,511,825)	(1,550,037)

Interest on capital lease obligation	(43)	(336)
Other interest expense	(2,276)	(42)
Interest and other income	32,235	95,929
Loss from continuing operations before undernoted	(1,481,909)	(1,454,486)
Income taxes	(138,945)	(370,314)
Net loss from continuing operations	(1,620,854)	(1,824,800)
Discontinued operations	–	(459,721)
Gain on disposal of discontinued operations	632,601	–
Net loss	$(988,253)	$(2,284,521)
Basic and fully diluted loss per share from continuing operations	$(0.03)	$(0.04)
Basic and fully diluted gain/(loss) per share from discontinued operations	$0.01	$(0.01)
Basic and fully diluted loss per share	$(0.02)	$(0.05)
Weighted average common shares	46,721,394	46,272,568
Common shares outstanding, end of period	50,532,967	46,272,568
See accompanying notes to unaudited consolidated financial statements.

  Intelligent Interface Solutions

  Consolidated Statements of Cash Flow

Three months ended March 31 (unaudited)	2007	2006
(All amounts in United States of America dollars)
Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(1,620,854)	$(1,824,800)
Items not affecting cash:
Depreciation and amortization	478,118	312,626
Stock compensation expense	108,873	95,311
Loss on dispositions of capital assets	–	2,132
Decrease (increase) in non-cash working capital:
Accounts receivable	3,985,010	459,306
Prepayments and deposits	268,161	148,163
Accounts payable and accrued liabilities	138,536	(432,847)
Deferred revenue	(1,080,934)	(465,289)
Deferred tax	(35,455)	–
Cash flow from (used in) operating activities	2,241,455	(1,705,398)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	5,627,727	–
Payment of bank indebtedness	(1,000,000)	–
Payment of capital lease obligations	(1,833)	(3,860)
Cash flow from (used in) financing activities	4,625,894	(3,860)
Cash flow from (used in) investing activities:
Purchase of capital assets	(67,709)	(61,238)
Software development costs	(414,768)	(352,970)
Other deferred costs	(14,183)	(14,654)
Restricted Cash	(323,659)	(818,641)
Note receivable from related party	–	(125,000)
Discontinued operations	306,254	(664,793)
Cash flow used in investing activities	(514,065)	(2,037,296)
Effect of foreign exchange rate changes on cash and cash equivalents	24,916	(17,764)
Net cash inflow (outflow)	6,378,200	(3,764,318)
Cash and cash equivalents, beginning of period	1,672,847	11,509,321
Cash and cash equivalents, end of period	$8,051,047	$7,745,003
Components of cash and cash equivalents
Cash	$7,282,260	$2,455,786
Cash equivalents	$768,787	$5,289,217
Supplemental cash flow information
Cash paid for interest	$2,319	$378
Cash paid for income taxes	$59,521	$177,835
See accompanying notes to unaudited consolidated financial statements.

  Intelligent Interface Solutions

  1.         Nature of Operations

  Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. The Company’s full range of intuitive and easy-to-use solutions include its new eZiType™ predictive keyboard with auto-correction, eZiText® for one-touch predictive text entry, eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting which now includes prediction technology and Qix™, a search and discovery engine. Zi markets these products directly to original equipment manufacturers, original design manufacturers and carriers.

  2.         Going Concern Basis of Presentation

  As at March 31, 2007, the Company had an accumulated deficit of $109,563,752 and for the period the Company incurred a loss of $988,253. Continuing operations are dependent on the Company achieving profitable operations and possibly needing to raise additional capital to meet its obligations and repay liabilities arising from the normal operations when they come due.

  The Company is executing a business plan to allow it to continue as a going concern. The Company plans to achieve profitability through cost containment and revenue growth. The Company can give no assurance that it will be successful in executing this plan. Should it fail to control its expenses, earn additional revenue or, if needed, raise additional capital it may be forced to suspend its operations, and possibly even liquidate its assets and wind-up and dissolve the Company.

  These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

  3.         Significant Accounting Policies

  The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

  Intelligent Interface Solutions